January 4, 2012

Via: EDGAR

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re: Response to Comments on Form 10-K for fiscal year ended December 31, 2010 and Form 10-Q for the quarterly period ended September 30, 2011

Dear Mr. James:

On behalf of OPKO Health, Inc. (“OPKO”), we submit this letter in response to your comments of December 22, 2011, on our Form 10-K for the fiscal year ended December 31, 2010 (“Form 10-K”) and Form 10-Q for the quarterly period ended September 30, 2011 (“Form 10-Q”). For convenience, we have included your comments in italics before each of the responses. References in our responses to “we”, “our”, “us”, or the “Company” mean OPKO Health, Inc. and its subsidiaries.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Note 6 – Discontinued Operations, page 16

1.	We note your disclosure that you will not have significant continuing involvement with the OPTOS related products beyond one year after the closing of the transactions and therefore, you have reported the instrumentation business as discontinued operations. Please tell us the nature of your continuing involvement for the one year period following the sale of the business. Please also tell us how you considered ASC 205-20-45-1 and ASC 205-20-55, including the assessment period in ASC 205-20-55-20.

Response

According to the terms of the agreement with Optos plc and Optos Inc. (collectively, “Optos”), the only continuing involvement by OPKO for the one year period following the sale of the business consists of the Company providing, on a transitional basis, general administrative support services, primarily payroll processing services. Commencing after the second anniversary of the closing of the sale of the business, the Company is entitled to royalty payments on future sales of products utilizing the acquired technology until cumulative royalties received by the Company reach an aggregate of US$22.5 million or the relevant products cease to be sold. The royalty rate is between 2.5% and 5%, depending on the products sold.

Prior to entering into the agreement with Optos, the Company was engaged in the business of developing, manufacturing and selling ophthalmic instrumentation products. Upon completing

OPKO Health, Inc. | 4400 Biscayne Boulevard, Miami, FL 33137 | fax 305.575.4140 | www.opko.com

Mr. Martin James

January 4, 2012

the transaction with Optos, the Company no longer engages in that business. The Company considered ASC 205-20-45-1 and determined that the operations and cash flows will be eliminated in the transaction. In making that determination, the Company considered ASC 205-20-55 in determining that while Optos will pay OPKO for a brief transition period for administrative services and a royalty on future sales, those cash flows do not represent a migration or continuation of operations, the cash flows are not significant, and the Company does not have significant continuing involvement in the operations of the business. In evaluating the continuing involvement, the Company considered that the rights conveyed by the agreements with Optos do not enable the Company to exert influence over the disposed component and the continuing involvement is limited to the ability to receive a royalty up to a maximum value ($22.5 million) and the temporary provision of limited transitional administrative services. As such, the Company concluded the royalty and transition services are not significant to the overall operations of the disposed component.

In accordance ASC 205-20-55-20, the Company determined the appropriate assessment period began when the agreement with Optos was entered into in September 2011, and will be evaluated through October 2012, one year post closing of the disposal.

General

In connection with the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Rao Uppaluri
Rao Uppaluri
Senior Vice President and
Chief Financial Officer

cc:	Julie Sherman
Kate Tillan